Exhibit 99.2

 Thomson Reuters Corporation

 19 Duncan Street

 Toronto, Ontario M5H 3H1

 Canada

 Tel (647) 480-7000

February 25, 2026

British Columbia Securities Commission
Alberta Securities Commission

Financial and Consumer Affairs Authority of
Saskatchewan

The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers

Financial and Consumer Services Commission (New
Brunswick)

Nova Scotia Securities Commission Financial and
Consumer Services Division, Prince Edward
Island

Office of the Superintendent of Securities Service, Newfoundland and Labrador

Office of the Yukon Superintendent of Securities

Office of the Superintendent of Securities, Northwest Territories

Office of the Superintendent of Securities, Nunavut

Toronto Stock Exchange

CDS Clearing and Depository Services Inc.

The Depository Trust Company

Re:	Thomson Reuters – Notification of Meeting and Record Date

Ladies and Gentlemen,

Pursuant to National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer

(NI 54-101), we advise the following:

Date of Meeting	April 28, 2026

Record Date for Notice and Voting	March 6, 2026

Beneficial Ownership Determination Date	March 6, 2026

Class of Securities Entitled to Receive Notice of and Vote at the Meeting	Common Shares

Whether the Meeting is a Special Meeting (as defined by NI 54-101)	Yes

Issuer Using Notice-and-Access for Registered Holders and Beneficial Owners	Yes

Issuer Sending Proxy-Related Materials Directly to Non- Objecting Beneficial Owners	No

Issuer Paying for Proximate Intermediaries to Send Proxy-Related Materials to Objecting Beneficial Owners	Yes

CUSIP	884903808

Notice-and-Access Stratification	Copies of the management proxy circular and other proxy-related materials will be electronically delivered to shareholders in accordance with existing requests

Sincerely,

/s/ Jennifer Ruddick

Jennifer Ruddick

Deputy Company Secretary